Exhibit 99.6

Execution Version

24 September 2026

LPE MIDDLE EAST LIMITED

and

VEON LTD.

SHARE PURCHASE AGREEMENT

TABLE OF CONTENTS

THIS AGREEMENT (THE "AGREEMENT") is made on 24 September 2026.

BETWEEN:

(1) **LPE MIDDLE EAST LIMITED,** a United Arab Emirates company, with its principal address at 15, Level 25, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (the "**Seller**"); and

(2) **VEON LTD.**, an exempted company limited by shares incorporated and existing under the laws of Bermuda with its registered office address at Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda (the "**Purchaser**" and, together with the Seller, the "**Parties**" and each a "**Party**").

WHEREAS

(A) The Seller is a shareholder of the Purchaser and is the registered holder of 840,625,000 Shares (as defined below), representing 45.4591% of the total outstanding Shares.

(B) On 22 September 2026 the Purchaser approved a program (the "**Buyback Program**") to repurchase 72,500,000 Shares (as defined below) (the "**Total Buyback Shares**"), comprising 39,542,170 Shares represented by ADS from the market (the "**Market Buyback Shares**") and the Sale Shares (as defined below) from the Seller pursuant to this Agreement.

(C) As part of the Buyback Program, the Purchaser wishes to repurchase from the Seller, and the Seller wishes to sell to the Purchaser, 32,957,830 Shares (the "**Sale Shares**"), subject to and in accordance with the terms and conditions of this Agreement.

IT IS AGREED THAT

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, unless the context otherwise requires:

"**ADS**" means the American Depositary Shares, each representing 25 Shares;

"**Affiliate**" with respect to any person, means any other person that controls, is controlled by or under common control with the first person; where "control" means the direct or indirect ownership of more than fifty per cent. (50%) of the voting capital or similar right of ownership of that person, or the legal power to direct or cause the direction of the general management and policies of that person, by contract or otherwise;

"**Authority**" means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national, regional or local;

"**Blocking Sanctions**" means any economic sanctions issued by a Sanctions Authority that require the blocking or freezing of a natural person's or entity's assets and/or broadly prohibit transactions and other dealings with the targeted party. For the avoidance of doubt, this term does not include measures that impose limited or sector-specific restrictions, such as debt or equity investment prohibitions;

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks in Dubai, New York, Abu Dhabi, London and Luxembourg are open for ordinary banking business;

"**Buyback Announcement**" has the meaning given in Clause 5.1;

"**Buyback Program**" has the meaning given in the Recitals;

"**Buyback Tranche**" means a single calendar month in which repurchases are made pursuant to the Buyback Program, provided that the first Buyback Tranche shall be the period from August 31, 2026 until the end of the calendar month in which this Agreement is signed;

"**Connected Person**" means, in relation to a person or entity, its Affiliates and any of its or its Affiliates' respective officers, directors, employees or consultants (including any service company or other company controlled by any such officer, director, employee or consultant);

"**Dispute**" means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance, breach or termination of this Agreement and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement;

"**Dispute Notice**" has the meaning given in Clause 5.2;

"**Encumbrance**" means any interest or equity of any person (including any right to acquire, option or right of pre-emption), any mortgage, charge, pledge, lien, assignment, hypothecation, security interest (including any created by Law), title retention, voting agreement or any other security agreement or arrangement;

"**Expert**" has the meaning given in Clause 5.4;

"**Laws**" means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, directives and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time, including Sanction Laws;

"**LCIA**" has the meaning given in Clause 17.1;

"**L1 Portion**" means 840,625,000 (being the number of Shares held by the Seller at the date of this Agreement) divided by 1,849,190,667 (being the number of issued and outstanding Shares as at the date of this Agreement);

"**Market Buyback Shares**" has the meaning given in the Recitals;

"**Permitted Share Cap**" has the meaning given in Clause 6.5;

"**Phase Buyback Shares**" means, in respect of a Buyback Tranche, the number of Shares represented by ADSs repurchased from the market by the Purchaser (or its subsidiaries) in such Buyback Tranche;

"**Phase Cancel Shares**" means the number of Shares equal to the aggregate of the Phase Sale Shares and the Phase Buyback Shares;

"**Phase Completion**" means each completion of the transfer of Phase Sale Shares to the Purchaser in accordance with Clause 6;

"**Phase Completion Conditions**" has the meaning given in Clause 4.1;

"**Phase Completion Date**" means the date on which a Phase Completion occurs;

"**Phase Consideration**" has the meaning given in Clause 3.1;

"**Phase Sale Shares**" means, in respect of a Buyback Tranche, the Sale Shares *multiplied by* a fraction, the numerator of which is the Phase Buyback Shares and the denominator of which is the Market Buyback Shares, rounded to the nearest whole number;

"**Purchase Price**" means the average price of the ADSs on each day during a Buyback Tranche on which ADS repurchases are made pursuant to the Buyback Program weighted by the number of ADS repurchased on such day, *divided* by 25, as determined by the Purchaser acting reasonably and in good faith and set out in a Repurchase Notice;

"**Repurchase Notice**" has the meaning given in Clause 5.1;

"**Restricted Territory**" means any country or territory that is the target of comprehensive Sanction Laws, presently Cuba, Iran, North Korea, and the Crimea, Luhansk, Donetsk, Kherson, and Zaporizhzhia regions of Ukraine;

"**Review Period**" has the meaning given in Clause 5.2;

"**Rules**" has the meaning given in Clause 17.1;

"**Sale Shares**" has the meaning given in the Recitals;

"**Sanctioned Person**" means any person or entity that is:

(a) specially designated on any sanctions list imposing Blocking Sanctions implemented under Sanctions Laws (each such list a "**Sanctions List**");

(b) otherwise targeted by Blocking Sanctions, including on the basis of being 50% or more owned, or otherwise controlled (as construed under applicable Sanctions Laws and associated guidance) directly or indirectly by one or more person or entity (individually or in the aggregate) designated on any Sanctions List; or

(c) located in, ordinarily resident, incorporated or headquartered in, or acting on behalf of a person or entity located in or organised under the Laws of, any Restricted Territory;

"**Sanctions Laws**" means any Law imposed, administered or enforced from time to time by any Sanctions Authority which imposes financial or trade sanctions (including, without limitation, asset blocking/freezing, trade embargoes, and other financial or trade restrictions) against countries, regions, locations, individuals, or entities on grounds of national or international security, human rights, or foreign policy;

"**Sanctions Authority**" means any of:

(a) the United States of America;

(b) the United Nations Security Council;

(c) the European Union and any Member State thereof;

(d) the United Kingdom;

(e) Bermuda; and

(f) the respective governmental institutions of any of the foregoing including, without limitation, OFAC, the U.S. Department of Commerce, the U.S. Department of State, any other agency of the U.S. government, the EU Council, the European Parliament, the European Commission (including the competent authorities of any present or future member state of the European Union), His Majesty's Treasury of the United Kingdom,

the United Kingdom Department for Business and Trade, and the Financial Sanctions Implementation of the Bermuda Ministry of Justice;

"**Seller's Bank Account**" means the bank account identified on Exhibit A hereto, or such other bank account as notified to the Purchaser by the Seller from time to time;

"**Shares**" means the common shares of the Purchaser of par value $0.001 per share;

"**Total Buyback Shares**" has the meaning given in the Recitals;

"**Transaction Documents**" means this Agreement and each other document required to be entered into by either or both of the Parties pursuant to the terms of this Agreement; and

"**Working Hours**" means 9.00 a.m. to 6.00 p.m..

1.2 In this Agreement, unless the context otherwise requires:

(a) every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after a Phase Completion provided that, as between the parties, no such amendment or modification after the date of this Agreement shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(b) references to the Recitals, Clauses and Exhibits are references to the Recitals, Clauses and Exhibits of this Agreement;

(c) references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(d) references to a "Party" mean a party to this Agreement and include its successors in title, personal representatives and permitted assigns;

(e) references to a "person" include any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organisation, in each case whether or not having separate legal personality;

(f) references to: "**USD**", "**US$**" or "**$**" are references to the lawful currency from time to time of the United States of America;

(g) references to times of the day are to UAE time unless otherwise stated;

(h) references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(i) references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(j) words introduced by the word "other" shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(k) general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words "includes" and "including" shall be construed without limitation.

1.3 The headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.4 Each of the Exhibits to this Agreement shall form part of this Agreement.

1.5 References to a document (including this Agreement) include such document as amended or varied in accordance with its terms.

2. PURCHASE OF SHARES

2.1 On each Phase Completion, and subject to the terms and conditions set out in this Agreement, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, the Phase Sale Shares.

2.2 At each Phase Completion, the Seller shall transfer title to the Phase Sale Shares free from all Encumbrances and together with all rights attaching to the Phase Sale Shares as at the Phase Completion Date to the Purchaser, and the Purchaser shall accept the transfer of title to the Phase Sale Shares in accordance with Clause 6 below.

2.3 For the avoidance of doubt, the Parties agree that the Seller's obligations under this Agreement shall only extend to the sale of the Sale Shares, and shall not extend to participation in any subsequent buyback program or any upsize or increase in the Buyback Program approved by the Purchaser after the date hereof.

3. CONSIDERATION

3.1 The consideration for the sale and purchase of the Phase Sale Shares shall be an amount equal to the number of Shares comprising the Phase Sale Shares *multiplied by* the Purchase Price, in each case, as agreed or determined in accordance with Clause 5 (the "**Phase Consideration**").

3.2 The Parties agree that Exhibit B sets out a worked example illustrating the calculations of the Phase Sale Shares, Purchase Price and Phase Consideration in a Buyback Tranche.

3.3 Payment of the Phase Consideration in respect of a Phase Completion shall be satisfied on such Phase Completion by the Purchaser, or one of its Affiliates acting as an agent for and on behalf of the Purchaser, paying the sum of such Phase Consideration to the Seller's Bank Account, in cash and in USD in accordance with Clause 12.1.

4. PHASE COMPLETION CONDITIONS

4.1 Each Phase Completion shall be subject to each of the following conditions being satisfied (the "**Phase Completion Conditions**"):

(a) the completion and settlement of all repurchases pursuant to a Buyback Tranche;

(b) the Repurchase Notice in respect of the relevant Phase Sale Shares being agreed or determined in accordance with Clause 5;

(c) the board of directors (or a duly authorised committee or delegate thereof) of the Purchaser having pre-approved the cancellation of the Phase Cancel Shares for such Phase Completion from the issued capital of the Purchaser; and

(d) the Purchaser satisfying the statutory test for solvency as set forth in section 42A(5) of the Companies Act 1981 (as amended) of Bermuda.

4.2 The Purchaser shall ensure that a number of Shares equal to the Phase Cancel Shares *less* the Phase Sale Shares are held by the Purchaser as treasury shares with effect on or immediately prior to the relevant Phase Completion.

4.3 The Purchaser shall use all reasonable endeavours to achieve satisfaction of the Phase Completion Conditions as soon as reasonably practicable following each Buyback Announcement.

5. REPURCHASE NOTICE

5.1 Within five (5) Business Days of the end of a Buyback Tranche, the Purchaser shall make a public announcement relating to such Buyback Tranche (a "**Buyback Announcement**"). Within three (3) Business Days of the date of the Buyback Announcement, the Purchaser shall deliver a notice to the Seller in the form set out in Exhibit C hereto (a "**Repurchase Notice**") setting forth (i) the period during which the relevant Buyback Tranche repurchase was conducted, (ii) the number of Phase Buyback Shares; (iii) the number of Phase Sale Shares; and (iv) the Purchase Price and Phase Consideration, in each case, together with all reasonable supporting calculations and other supporting documents.

5.2 If the Seller disagrees with any item set out in the Repurchase Notice, the Seller may deliver a written notice on the Purchaser (the "**Dispute Notice**") within three (3) Business Days after the service of the Repurchase Notice (the "**Review Period**"), setting out in reasonable detail the adjustments, if any, which the Seller proposes should be made to such item(s) in the Repurchase Notice.

5.3 If the Seller does not deliver the Dispute Notice within the Review Period, then the items in the Repurchase Notice shall be deemed to be agreed and, except in the event of manifest error or fraud, be final and binding on the Seller and the Purchaser for all purposes contemplated by this Agreement.

5.4 If a Dispute Notice is delivered within the Review Period, the Purchaser and the Seller shall attempt to agree any disputed item(s) in the Repurchase Notice in good faith within a period of three (3) Business Days after the service of the Dispute Notice (or such longer period as the Purchaser and the Seller may agree in writing), failing which any disputed item(s) shall be determined by an independent third-party expert (the "**Expert**") (acting as an expert and not as an arbitrator) on the following terms:

(a) the Expert shall be an internationally reputed accounting firm or an internationally reputed investment bank, with sufficient experience in dealing with such matters;

(b) the Expert shall be appointed jointly by the Purchaser and the Seller or, in the event of disagreement as to nomination of such Expert, appointed upon application by either Party to the President for the time being of the Institute of Chartered Accountants in England and Wales;

(c) the Expert shall be instructed to verify and/or determine the items of the Repurchase Notice set forth in Clause 5.1 (including the Purchase Price and Phase Consideration) in accordance with the Agreement;

(d) each of the Parties shall procure, so far as it is able and subject to any hold harmless requirements of any accountants involved and any applicable legal privilege, that the Expert is given access to all of its material working papers used as a basis for preparing, reviewing and potentially disputing the Repurchase Notice and access to personnel as

may reasonably be required for the purposes of considering, agreeing or determining the Repurchase Notice;

(e) the Expert shall determine the disputed item(s) as soon as possible and in any event within one (1) month from the date of the Repurchase Notice;

(f) the Expert's determination shall be final and binding on the Parties (save in the case of manifest error); and

(g) the costs and expenses of the Expert shall be borne by the Seller, unless the Phase Consideration determined by the Expert is more than one hundred and five per cent. (105%) of the Phase Consideration as set out in the Repurchase Notice delivered by the Purchaser, in which case such costs and expenses shall be borne by the Purchaser.

6. PHASE COMPLETION AND TREATMENT OF PHASE SALE SHARES

6.1 Each Phase Completion shall take place on the third (3rd) Business Day after the date on which all of the Phase Completion Conditions are satisfied, or on any other Business Day agreed in writing by the Seller and the Purchaser.

6.2 At each Phase Completion:

(a) the Seller shall deliver to the Purchaser a signed and dated share transfer form in the form attached hereto in Exhibit D in respect of the Phase Sale Shares; and

(b) the Purchaser shall:

(i) pay or procure the payment of the Phase Consideration in accordance with Clause 3.3; and

(ii) deliver to the Seller an updated register of members of the Purchaser, reflecting the repurchase of the Phase Sale Shares and cancellation of the Phase Cancel Shares.

6.3 All documents and items delivered and payments made in connection with Phase Completion pursuant to Clause 6.2 shall be held by the recipient to the order of the person delivering or paying them (as the case may be) until such time as Phase Completion takes place, at which time such documents and items delivered and such amounts paid (as the case may be) shall be immediately and automatically released to such recipient(s).

6.4 At the Phase Completion immediately upon the transfer of the Phase Sale Shares to the Purchaser, the Purchaser shall cancel the Phase Cancel Shares from the issued share capital of the Purchaser.

6.5 At the first general meeting of the Purchaser following a Phase Completion, the record date for voting of which is at least 10 Business Days after such Phase Completion, the Purchaser shall include a resolution (for shareholders of the Purchaser to vote on) to reduce the authorised share capital of the Purchaser by the total number of the Phase Cancel Shares that have been cancelled pursuant to Clause 6.4 (the "**Share Capital Resolution**" and the authorised share capital of the Purchaser as so reduced, being the "**Permitted Share Cap**"). Following the adoption of the Share Capital Resolution, the Purchaser shall file a memorandum of alteration at the Registrar of Companies of Bermuda within thirty (30) days of such reduction taking effect.

6.6 Until such time as the Share Capital Resolution is approved by the shareholders of the Purchaser, the Purchaser agrees that its authorised share capital shall be deemed to be reduced to the Permitted Share Cap, and the Purchaser shall not permit the total number of issued Shares to

exceed the Permitted Share Cap. It is clarified that nothing in this Clause 6.6 shall restrict the Purchaser from (i) issuing any authorised but unissued Shares from the Permitted Share Cap, or from the Purchaser's authorised share capital as may be increased following the relevant Phase Completion by approval of the Purchaser's shareholders; or (ii) carrying out an issuance of shares that is specifically authorised by the shareholders of the Purchaser.

7. WARRANTIES OF THE SELLER

7.1 The Seller warrants to the Purchaser, as at the date of this Agreement and as at each Phase Completion as if repeated immediately prior to the Phase Completion (by reference to the facts and circumstances then subsisting) and on the basis that any reference made to the date of this Agreement (whether express or implied) in any warranty shall be considered a reference to the Phase Completion Date, that:

(a) it is validly incorporated, in existence and in good standing under the Laws of its jurisdiction of incorporation;

(b) it has taken all necessary corporate actions to enter into and perform this Agreement in accordance with its terms, and it has all requisite power and authority to, and has the requisite capacity to, enter into and perform this Agreement in accordance with its terms;

(c) this Agreement constitutes valid, legal and binding obligations on the Seller in accordance with their terms;

(d) the execution and delivery of this Agreement by the Seller, and the performance of and compliance with its terms and provisions, will not conflict with or result in a breach or violation of, or constitute a default under:

(i) its constitutional documents;

(ii) any Law; or

(iii) any agreement or instrument to which it is a party or by which it is bound,

where such conflict, breach, violation, consent, notice or filing would, or could reasonably be expected to, materially affect its ability to enter into or perform its obligations under this Agreement and carry out the transactions contemplated herein;

(e) no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, by it to authorise the execution or performance of this Agreement by it;

(f) the Seller is the sole legal and beneficial owner of the relevant Phase Sale Shares and is entitled to transfer the legal and beneficial interest in the relevant Phase Sale Shares; and

(g) the Seller is not a Sanctioned Person.

8. WARRANTIES OF THE PURCHASER

8.1 The Purchaser warrants to the Seller, as at the date of this Agreement and as at each Phase Completion as if repeated immediately prior to the Phase Completion (by reference to the facts and circumstances then subsisting) and on the basis that any reference made to the date of this Agreement (whether express or implied) in any warranty shall be considered a reference to the relevant Phase Completion Date, that:

(a) it is validly incorporated, in existence and in good standing under the Laws of its jurisdiction of incorporation;

(b) it has taken all necessary corporate actions to enter into and perform this Agreement in accordance with its terms, and it has all requisite power and authority to, and has the requisite capacity to, enter into and perform this Agreement in accordance with its terms;

(c) it has sufficient funds available, taking into account the criteria set out in Section 42A of the Companies Act 1981 of Bermuda (as amended), to effect the relevant Phase Completion, provided always that on the relevant Phase Completion Date there are no reasonable grounds for believing that it is, or after the Phase Completion would be, unable to pay its liabilities as they become due;

(d) this Agreement constitutes valid, legal and binding obligations on the Purchaser in accordance with their terms;

(e) the execution and delivery of this Agreement by the Purchaser, and the performance of and compliance with their terms and provisions, will not conflict with or result in a breach of, or constitute a default under:

(i) its constitutional documents;

(ii) any Law; or

(iii) any agreement or instrument to which it is a party or by which it is bound,

where such conflict, breach, violation, consent, notice or filing would, or could reasonably be expected to, materially affect its ability to enter into or perform its obligations under this Agreement and carry out the transactions contemplated herein;

(f) no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, by it to authorise the execution or performance of this Agreement by it; and

(g) the Purchaser is not a Sanctioned Person.

9. TERMINATION

9.1 This Agreement shall remain in full force and effect until terminated in accordance with this Clause 9.

9.2 This Agreement shall automatically terminate (without any further action of either Party) upon the earliest to occur of:

(a) one year from the date of this Agreement;

(b) the Phase Completion immediately following the final Buyback Tranche of the Buyback Program as notified in writing to the Seller by the Purchaser; and

(c) the public termination of the Buyback Program, provided that if the Buyback Program is terminated between the completion of a Buyback Tranche and a Phase Completion, this Agreement shall terminate immediately following the then ongoing Phase Completion.

9.3 If the Seller and its Affiliates' shareholding percentage in the Purchaser become more than 0.01% lower than the L1 Portion (as a percentage), either Party may terminate this Agreement upon written notice to the other Party.

9.4 This Agreement may be terminated at any time by the mutual written consent of the Parties.

9.5 Where a Party reasonably believes that performance under this Agreement would be in breach or violation of Sanctions Laws, such Party shall, as soon as reasonably practicable, give written notice to the other Party of the inability to perform. Once such notice has been given, the Parties shall take all commercially reasonable measures to protect the commercial terms of this Agreement and to minimise any adverse impact on the Parties. In the event that a resolution is not reached within 30 Business Days, or within a timeframe otherwise agreed in writing by the Parties, the notifying Party shall be entitled to suspend the Agreement until such time as each Party may lawfully discharge their respective obligations or terminate the Agreement.

9.6 No Party shall be required to take any action that would violate Sanctions Laws.

9.7 If this Agreement is terminated pursuant to this Clause 9, all of the provisions of this Agreement shall lapse and cease to have effect, provided that Clauses 1, 6.4, 6.5, 6.6, 9.6, 14, 16, 17 and 18 shall survive any termination of this Agreement.

10. ANNOUNCEMENTS AND CONFIDENTIALITY

10.1 Subject to Clauses 10.2 and 10.3, the Parties acknowledge and agree that each Party may disclose this Agreement and the transactions contemplated herein including the number of Shares that will be purchased pursuant to this Agreement and the price at which such purchase will be carried out.

10.2 No Party shall (and, in the case of the Purchaser, it will procure that each of its Connected Persons shall not, and in the case of the Seller, it will procure that each of its Connected Persons shall not) make or issue any announcement, communication or circular in connection with the existence or subject matter of this Agreement, or cause any such announcement to be made or issued, without the prior written consent of:

(a) in the case of an announcement by the Seller, the Purchaser; and

(b) in the case of an announcement by the Purchaser, the Seller.

10.3 Clause 10.2 does not apply to any public announcement, communication or circular required by Law, a court of competent jurisdiction, by a rule of a listing authority or securities or stock exchange to which any Party, any Affiliate of the Purchaser or any Affiliate of the Seller (as applicable) is subject or submits or by an Authority with relevant powers to which any Party, any Affiliate of the Purchaser or any Affiliate of the Seller (as applicable) is subject or submits, whether or not the requirement has the force of law, provided that the public announcement, communication or circular shall, so far as is practicable and permissible under Law or regulation, be made after consultation with the Seller (in the case of an announcement by the Purchaser) or the Purchaser (in the case of an announcement by the Seller) and after taking into account such other party's reasonable requirements as to its timing, content and manner of making or despatch.

11. ASSIGNMENT

11.1 Except as provided in Clause 11.2, neither Party may assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it, without the prior written consent of the other Party. This Agreement shall be binding on and continue for the benefit of the successors of each Party.

11.2 On notice to the Purchaser, the rights and obligations under this Agreement may be assigned or transferred by the Seller in whole or in part to any Affiliate of the Seller to which the Seller transfers legal and beneficial ownership of any Shares.

12. PAYMENTS AND SET-OFF

12.1 Except as otherwise provided in this Agreement, any payment to be made by the Purchaser, or any of its Affiliates acting as an agent for and on behalf of the Purchaser, to the Seller shall be made to the Seller's Bank Account, and any payment to be made by the Seller to the Purchaser pursuant to this Agreement shall be made to a bank account notified in writing by the Purchaser to the Seller before the relevant due date for such payment, in each case in USD by way of transfer of the relevant amount on the date (and, if applicable, at or before the time) the payment is due for value on that date and by way of electronic transfer in immediately available funds.

12.2 All payments made by any Party under this Agreement, or any other Transaction Document, shall be made free from any set-off, counterclaim or other deduction or withholding of any nature whatsoever, except for deductions or withholdings required to be made by Law.

12.3 If any deduction or withholding for or on account of Tax is required by Law to be made from any payment made by an Affiliate of the Purchaser acting as an agent for and on behalf of the Purchaser, under this Agreement or any Transaction Document, the paying Party shall (a) provide such evidence of the relevant withholding or deduction as the recipient Party may reasonably require; and (b) pay such additional amount as is necessary to ensure that the net amount received and retained by the recipient Party (after taking account of such deduction or withholding) is equal to the amount that the recipient Party would have received and retained had no such deduction or withholding been required.

12.4 For the purposes of Clause 12.3, "Tax" means all forms of taxation, impost, levy, duty, charge, contribution, withholding or other liability of whatever nature (including any related fine, penalty, surcharge or interest) imposed, levied, collected, withheld or assessed by, or payable to, any Authority in any jurisdiction.

13. COSTS

13.1 Except as otherwise provided in this Agreement, each Party shall bear its own costs and expenses arising out of or in connection with the preparation, negotiation and implementation of this Agreement and all other Transaction Documents.

13.2 The Purchaser shall bear and promptly pay all stamp duty and any other similar documentary, registration or transfer taxes arising as a result of the entry into, or the implementation of any of the transactions contemplated by, this Agreement or any other Transaction Document.

14. NOTICES

14.1 Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Clause 14.4 and served:

(a) by hand to the relevant address, in which case it shall be deemed to have been given upon delivery to that address provided that any notice delivered outside Working Hours shall be deemed given at the start of the next period of Working Hours;

(b) by courier (or if from any place outside the country where the relevant address is located, by air courier) to the relevant address, in which case it shall be deemed to have been given two (2) Business Days after its delivery to a representative of the courier; or

(c) by email to the relevant email address, in which case it shall, subject to no automated notification of delivery failure being received by the sender, be deemed to have been given when despatched, provided that any email despatched outside Working Hours shall be deemed given at the start of the next period of Working Hours.

14.2 In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted, as the case may be.

14.3 This Clause 14 shall not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this Agreement.

14.4 Notices under this Agreement shall be sent for the attention of the person and to the address or e-mail address, subject to Clause 14.5, as set out below:

For the Seller:

Name: LPE Middle East Limited

For the attention of: [*****]

Address: [*****]

E-mail address: [*****]

with a copy (which shall not constitute notice) to:

Name: LTS Advisory Limited

For the attention of: [*****]

Address: [*****]

E-mail address: [*****]

For the Purchaser:

Name: VEON Ltd.

For the attention of: [*****]

Address: [*****]

E-mail address: [*****]

with a copy (which shall not constitute notice) to:

Name: Akin Gump LLP

For the attention of: [*****]

Address: [*****]

E-mail address: [*****]

14.5 Each Party may notify the other Party of any change to its address or other details specified in Clause 14.4 provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later.

15. FURTHER ASSURANCE

Each Party shall, on or after each Phase Completion, execute and deliver, or procure the execution and delivery of, all such documents, and shall do all such things, as any other party may reasonably require (and at the cost of such other party) for the purpose of giving full effect to the provisions of this Agreement and to secure for each party the full benefit of the rights, powers and remedies conferred upon it under this Agreement.

16. GOVERNING LAW

This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the Laws of England. If all or part of this Agreement is translated or executed into another language, this English-language text shall prevail.

17. DISPUTE RESOLUTION

17.1 Any Dispute shall be referred to and finally resolved by arbitration in accordance with the rules of arbitration of the London Court of International Arbitration ("**LCIA**") then in force (for the purpose of this Clause 17, the "**Rules**").

17.2 The Rules are deemed to be incorporated by reference into this Clause 17 and capitalised terms used in this Clause 17 which are not otherwise defined in this Agreement have the meaning given to them in the Rules.

17.3 The number of arbitrators shall be three (3): one arbitrator to be appointed by the Seller, one arbitrator to be appointed by the Purchaser, and the third arbitrator (who shall act as the presiding arbitrator of the tribunal) shall be appointed by agreement by the two party-appointed arbitrators. If the two (2) party-appointed arbitrators fail to agree on the appointment of the third arbitrator within ten (10) days of the date of appointment of the later of the two (2) party-appointed arbitrators, or if either the Seller or the Purchaser fails to appoint their own arbitrator, he/she shall be appointed by the Court of the LCIA.

17.4 The seat or legal place of arbitration shall be London, England, United Kingdom.

17.5 The language used in the arbitral proceedings shall be English. All documents submitted in connection with the proceedings shall be in the English language, or, if in another language, accompanied by an English translation.

17.6 This arbitration clause shall be governed by and construed in accordance with the Laws of England.

17.7 Service of any Request for Arbitration made pursuant to this Clause 17 shall be at the address given for the sending of notices under this Agreement at Clause 14.

17.8 In the event that recourse is sought to the English courts in relation to any arbitral proceedings contemplated by this Clause 17:

(a) the Seller irrevocably appoints LTS Advisory Limited (for the attention of Sally Pryce) as their agent in England and Wales under this Agreement and each of the Transaction Documents for service of process; and

(b) the Purchaser irrevocably appoints Law Debenture Corporate Services Limited (company registration number: 3388362) 8th Floor, 100 Bishopsgate, London, EC2N 4AG as their agent in England and Wales under this Agreement and each of the Transaction Documents for service of process.

17.9 If any person appointed as process agent under this Clause 17 is unable for any reason to so act, the party must immediately (and in any event within ten (10) Business Days of the event taking place) appoint another agent on terms acceptable to the party. Failing this, the party may appoint another process agent for this purpose.

17.10 Each party agrees that failure by a process agent to notify it of any process will not invalidate the relevant proceedings.

17.11 This Clause 17 does not affect any other method of service allowed by Law.

18. MISCELLANEOUS

Languages

18.1 The language of this Agreement and the transactions envisaged by it is English and all notices given in connection with this Agreement must be in English.

18.2 All demands, requests, statements, certificates or other documents or communications to be provided in connection with this Agreement and the transactions envisaged by it must be in English or accompanied by a certified English translation; in this case, the English translation prevails unless the document or communication is a statutory or other official document or communication.

Entire Agreement and Remedies

18.3 This Agreement sets out the entire agreement between the Parties relating to the subject matter of this Agreement and supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

Waiver and Variation

18.4 A failure or delay by a Party to exercise any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

18.5 A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default. A Party that waives a right or remedy provided under this Agreement or by Law in relation to another Party does not affect its rights in relation to any other Party.

18.6 No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of each Party to this Agreement.

Invalidity

18.7 Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as

possible, gives effect to the intention of the parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

Third Party Rights

18.8 A person who is not a Party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Counterparts

18.9 This Agreement may be executed in any number of counterparts. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment shall be an effective mode of delivery.

This Agreement has been entered into on the date stated at the beginning of it.

Signed by Alexander Hillback

for and on behalf of

LPE MIDDLE EAST LIMITED

/s/ Alexander Hillback
....
Director

Signed by Kaan Terzioglu

for and on behalf of **VEON LTD.**

/s/ Kaan Terzioglu
....
Authorised Signatory